Exhibit 99.12

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	22	11	2004	23	11	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	465,700	2,000	7,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.67	£4.40	£3.4975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Limited Account ID DEP	Ordinary	451,449

Address
1 Finsbury Avenue London
UK postcode EC2M 1PP

Name	Class of shares allotted	Number allotted
Mr J K Cross	Ordinary	5,961

Address
930 Elizabeth Drive Winter Park Florida 32789 USA
UK postcode

Name	Class of shares allotted	Number allotted
William S Hargette	Ordinary	6,000

Address
50 Queens Court Newport News Virginia 23606 USA
UK postcode

Name	Class of shares allotted	Number allotted
Mr C D Kitchen	Ordinary	3,143

Address
Low Braythorne Farm Cottage Stainburn Nr Otley West Yorshire
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

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Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Leo J Klein	Ordinary	5,952

Address
1504 Ridgemont Ct Fullerton CA 92831 USA
UK postcode EC2M 1PP

Name	Class of shares allotted	Number allotted
Mr Ian Tillotson	Ordinary	2,195

Address
The Ashes 16 Hughes Hill Shrewley Warwick
UK postcode CV35 7AS

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 23/11/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform